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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 42712

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 AND ENDING 12/1/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.W. Korth & Co., LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Zugman Weinstein & Poole LLC

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

J. W. KORTH & COMPANY LIMITED PARTNERSHIP

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2008

AND INDEPENDENT AUDITORS' REPORT

J. W. KORTH & COMPANY LIMITED PARTNERSHIP
TABLE OF CONTENTS
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

GOLDSTEIN, ZUGMAN, WEINSTEIN & POOLE, LLC
Certified Public Accountants and Consultants

Irving L. Goldstein, C.P.A., P.A.
David B. Zugman, C.P.A., P.A.
Frederick S. Weinstein, C.P.A., P.A.
Keenan L. Poole, C.P.A., P.A.
David B. Black, C.P.A., P.A.
Steven M. Borisman, C.P.A., P.A.
Howard E. Hammer, C.P.A., P.A.
George F. Horvath, C.P.A., P.A.
Geraldine (Dee Dee) Rinaldi, C.P.A.
Christopher Parsotan, C.P.A.
Adele R. Shea, C.P.A.
Barbara Gayle, C.P.A.

Fourth Floor
4875 North Federal Highway
Fort Lauderdale, FL 33308
Broward 954.351.9000
Palm Beach 561.393.0411
Miami-Dade 305.947.7717
Fax 954.351.9011
admin@gzwpcpa.com

May 21, 2009

INDEPENDENT AUDITORS' REPORT

General and Limited Partners
J. W. Korth & Company Limited Partnership
Miami, Florida

We have audited the accompanying statement of financial condition of J. W. Korth & Company Limited Partnership as of December 31, 2008 and the related statements of income/(loss), changes in partners' equity/(deficit), and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. W. Korth & Company Limited Partnership as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldstein Zugman Weinstein & Poole, LLC

GOLDSTEIN, ZUGMAN,
WEINSTEIN & POOLE, LLC

300 South Pine Island Road, Suite 300 • Plantation, Florida 33324 • Broward: 954.845.1175 • Miami-Dade 305.944.0172 • Palm Beach: 561.392.2595 • Fax: 954.845.1185
401 Camino Gardens Blvd. • Boca Raton, FL 33432 • 561.368.9272 • Fax 561.392.1521 • www.gzwpcpa.com

J. W. KORTH & COMPANY LIMITED PARTNERSHIP
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

CURRENT ASSETS	
Cash	$ 15,754
Cash reserved for the exclusive benefit of customers	1,980
Deposit with clearing broker	100,000
Securities owned, at fair market value	887,694
Prepaid expenses	22,254
Other receivables	6,244
Total Current Assets	1,033,926
PROPERTY AND EQUIPMENT	
Property and equipment	28,543
Less: Accumulated depreciation	(19,379)
Net Property and Equipment	9,164
OTHER ASSETS	
Security deposits	5,948
Goodwill	110,000
Total Other Assets	115,948
TOTAL ASSETS	$1,159,038

LIABILITIES AND PARTNERS' EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 18,198
Commissions payable	66,573
Due to clearing broker	464,097
Due to limited partners	4,731
Total Current Liabilities	553,599
PARTNERS' EQUITY	605,439
TOTAL LIABILITIES AND PARTNERS' EQUITY	$1,159,038

The accompanying notes are an integral part of these financial statements.

J. W. KORTH & COMPANY LIMITED PARTNERSHIP
STATEMENT OF INCOME/(LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES	
Trading profits	$2,067,322
Trading losses	(104,997)
Commissions	108,298
Interest income	59,663
Other	10,381
Total Revenues	2,140,667
EXPENSES	
Adjusted clearing broker cost (Note 5)	97,551
Salaries	253,220
Commissions	986,846
Guaranteed payments to partners	385,417
Employee benefits	58,049
Taxes	80,250
Outside services	16,007
Clearing costs	84,810
Interest expense	18,212
Professional fees	49,137
Communications	46,788
Rent	80,804
Licenses and registrations	15,913
Dues and subscriptions	109,649
Office	47,983
Insurance	4,080
Advertising	56,273
Depreciation	15,898
Total Expenses	2,406,887
NET LOSS	$ (266,220)

The accompanying notes are an integral part of these financial statements.

J. W. KORTH & COMPANY LIMITED PARTNERSHIP
STATEMENT OF CHANGES IN PARTNERS' EQUITY/(DEFICIT)
FOR THE YEAR ENDED DECEMBER 31, 2008

	General Partner	Limited Partners	Total
Balances – January 1, 2008	$ 142,964	$270,234	$413,198
Contributions from partners		573,124	573,124
Distributions to partners	(79,471)	(35,192)	(114,663)
Net loss	(230,899)	(35,321)	(266,220)
BALANCES - DECEMBER 31, 2008	$ (167,406)	$772,845	$ 605,439

The accompanying notes are an integral part of these financial statements.

J. W. KORTH & COMPANY LIMITED PARTNERSHIP
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (266,220)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	15,898
Decrease in cash reserved for exclusive benefit of customers	20
Decrease in amount due from clearing broker	145,617
Increase in amount due to clearing broker	464,097
Increase in securities owned, at fair market value	(815,204)
Decrease in prepaid expenses	7,751
Increase in other receivables	(6,244)
Decrease in security deposits	5,642
Decrease in accounts payable and accrued expenses	(10,339)
Increase in due to limited partners	4,731
Decrease in commissions payable	(2,786)
Total Adjustments	(190,817)
NET CASH USED IN OPERATING ACTIVITIES	(457,037)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of property and equipment	(10,279)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions from partners	573,124
Distributions to partners	(114,663)
NET CASH PROVIDED BY FINANCING ACTIVITIES	458,461
NET DECREASE IN CASH	(8,855)
CASH – BEGINNING OF YEAR	24,609
CASH – END OF YEAR	$ 15,754
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION	
Cash paid during the year for interest	$18,212

The accompanying notes are an integral part of these financial statements.

J. W. KORTH & COMPANY LIMITED PARTNERSHIP
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

J. W. Korth & Company Limited Partnership (the "Partnership") was organized under the Michigan Revised Uniform Limited Partnership Act, as amended, for the purpose of operating as a full service investment banking firm. The general partner and limited partners share in the profits and losses of the Partnership in proportion to their respective interests in the Partnership, except for guaranteed payments to the general partner. A limited partner's loss is limited to the amount of his or her investment. Unless sooner terminated by law or as provided in the Limited Partnership Agreement, the Partnership will terminate on December 31, 2040.

Revenue Recognition

Securities transactions and related revenues and expenses are recorded on a trade date basis. The risk of loss on unsettled transactions is the same as settled transactions and relates to the customer's or broker's inability to meet the terms of their contract. Securities owned and sold, not yet purchased, are valued at market and unrealized gains and losses are included in net income.

Goodwill

In accordance with Statements of Financial Accounting Standards No. 142, goodwill is not amortized since it has an indefinite life. Instead, it is tested annually for impairment. During the year ended December 31, 2008, there were no changes in the carrying amount of goodwill.

Income Taxes

No provision for income taxes is required since the partners report their proportionate share of partnership taxable income or loss on their respective income tax returns. Such income or loses are proportionately allocated to the partners based upon their ownership interests.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and accompanying notes and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment is stated at cost. Depreciation is determined using straight-line and accelerated methods based on useful lives of five to seven years.

NOTE 2 - CASH RESERVE FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS

Cash of $1,980 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 3 - FAIR VALUE MEASUREMENTS OF INVESTMENTS

The Partnership adopted the provisions of Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("FAS 157"), effective January 1, 2008. Under FAS 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Partnership uses various valuation approaches. FAS 157 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Partnership. Unobservable inputs reflect the Partnership's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Substantially, all of the Partnership's investments at December 31, 2008 are classified as Level 1 using the FAS 157 fair value hierarchy.

The cost of securities owned at market value at December 31, 2008 is $887,694. The cost is $1,019,202 and the face value of the principal amounts of the bonds is $1,853,000.

NOTE 4 - NET CAPITAL REQUIREMENT

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Partnership maintain "Net Capital" equal to the greater of $250,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2008, the Partnership's "Net Capital" was $360,030, and "Required Net Capital" was $250,000. The ratio of "Aggregate Indebtedness" to "Net Capital" should not exceed 15 to 1. At December 31, 2008, the Partnership's ratio was 1.54 to 1.

NOTE 5 - DUE TO CLEARING BROKER

At December 31, 2008, the clearing broker, RBC Dain Correspondent Services, claims the Partnership owes them $464,097. Of this amount, $97,551 is in dispute.

NOTE 6 - COMMITMENTS

The Partnership leases office space in Miami, Florida under an operating lease that expires on October 31, 2009. The future minimum lease payment for the period January 1, 2009 to October 31, 2009 is $18,000.

The Partnership leases office space in East Lansing, Michigan under an operating lease that expires on March 31, 2009. The future minimum lease payment for the period January 1, 2009 to March 31, 2009 is $5,783.

The Partnership leases office space in Orlando, Florida under an operating lease that expires January 17, 2010. The future minimum lease payment for the period January 1, 2009 to January 17, 2010 is $20,000.

The Partnership leases office space in Easton, Maryland under an operating lease that expires on October 1, 2010. Future minimum rental payments under the terms of the lease as of December 31, 2008 are as follows:

2009	$ 8,400
2010	6,300
	$14,700

NOTE 7 - CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Partnership to concentrations of credit risk consist principally of cash investments and positions held in securities.

NOTE 7 - CONCENTRATION OF CREDIT RISK (Continued)

The Partnership transacts proprietary security transactions on a margin basis. In margin transactions, the Partnership is extended credit by the Partnership's clearing broker, collateralized by cash and securities in the Partnership's accounts. Such transactions may expose the Partnership to significant off-balance-sheet risk.

Sales of securities sold, not yet purchased, represent an obligation of the Partnership to deliver specified securities at a predetermined date and price. The Partnership is obligated to acquire the required securities at prevailing market prices in the future to satisfy this obligation. Amounts due to broker are secured by the underlying investments held by the Partnership.

The Partnership maintains a cash balance in a financial institution located in Michigan. The balance is insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2008, the Partnership had no uninsured cash balances in financial institutions.

The FINRA requires the Partnership to maintain a reserve account for the exclusive benefit of its customers. The funds are currently being held in a checking account at a financial institution in Miami, Florida.

NOTE 8 - CLEARING ARRANGEMENT

The Partnership clears on a fully-disclosed basis with RBC Dain Correspondent Services. Pursuant to the clearing agreement, the Partnership is required to maintain a clearing deposit of $100,000.

NOTE 9 - PARTNERS' CAPITAL

On January 23, 2008, the Partnership accepted a preferred capital contribution from a limited partner in the amount of $80,000. The cash contribution is to receive a preferred return of 10% payable quarterly. The limited partner's preferred capital contribution does not have an impact on the limited partner's prior pro rata percentage of the Partnership's net income or loss.

On February 25, 2008, the Partnership accepted a preferred capital contribution from a preferred limited partner in the amount of $493,124. The preferred contribution was in the form of nine separate positions of investment grade municipal bonds. The bonds were placed in a separate account with the clearing firm and are deemed to be proprietary trading positions of the Partnership. The preferred limited partner is to receive annual interest on the municipal bonds plus a quarterly capital interest payment equivalent to 1% of the fair market value of the bonds. The preferred limited partner does not receive a pro rata portion of the Partnership's net income or loss. However, the preferred limited partner will receive a pro rata capital distribution upon liquidation of the Partnership.

SUPPLEMENTARY INFORMATION

J. W. KORTH & COMPANY LIMITED PARTNERSHIP
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

NET CAPITAL	
Total partners' equity qualified for net capital	$605,439
Allowable liabilities subordinated to claims of general creditors	0
Total Equity Capital and Allowable Subordinated Liabilities	605,439
DEDUCTIONS AND/OR CHARGES	
Non-allowable assets	156,470
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	448,969
HAIRCUTS ON SECURITIES	88,939
NET CAPITAL	360,030
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum dollar net capital requirement of reporting broker or dealer	250,000
EXCESS NET CAPITAL	$110,030
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	$553,599
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.54 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2008):	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$446,182
Decrease in non-allowable assets	11,077
Net audit adjustments	(92,197)
Increase in calculation of haircuts	(5,032)
NET CAPITAL PER ABOVE	$360,030

J. W. KORTH & COMPANY LIMITED PARTNERSHIP
SCHEDULE II
STATEMENT PURSUANT TO RULE 17a-5(d)(2) OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

The Partnership had no liability subordinated to claims of general creditors as of January 1, 2008. In addition, there were none in existence during the year ended December 31, 2008 and, accordingly, there are no changes to report.

J. W. KORTH & COMPANY LIMITED PARTNERSHIP
SCHEDULE III
STATEMENT PURSUANT TO INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

J. W. Korth & Company Limited Partnership is exempt from Rule 15c3-3 under (k)(2)(ii) because all customer transactions are cleared through another broker/dealer on a fully disclosed basis. During the year, the Partnership did not hold customers' funds or securities. J. W. Korth & Company Limited Partnership was in compliance with the conditions of exemption.

J. W. KORTH & COMPANY LIMITED PARTNERSHIP
SCHEDULE IV
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

As of December 31, 2008, J. W. Korth & Company Limited Partnership had no credit items that would result in a reserve requirement.

GOLDSTEIN, ZUGMAN, WEINSTEIN & POOLE, LLC
Certified Public Accountants and Consultants

Irving L. Goldstein, C.P.A., P.A.
David B. Zugman, C.P.A., P.A.
Frederick S. Weinstein, C.P.A., P.A.
Keenan L. Poole, C.P.A., P.A.
David B. Black, C.P.A., P.A.
Steven M. Borisman, C.P.A., P.A.

Howard E. Hammer, C.P.A., P.A.
George F. Horvath, C.P.A., P.A.
Geraldine (Dee Dee) Rinaldi, C.P.A.
Christopher Parsotan, C.P.A.
Adele R. Shea, C.P.A.
Barbara Gayle, C.P.A.

Fourth Floor
4875 North Federal Highway
Fort Lauderdale, FL 33308
Broward 954.351.9000
Palm Beach 561.393.0411
Miami-Dade 305.947.7717
Fax 954.351.9011
admin@gzwpcpa.com

May 21, 2009

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER – DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

General and Limited Partners
J. W. Korth & Company Limited Partnership
Miami, Florida

In planning and performing our audit of the financial statements of J.W. Korth & Company Limited Partnership (the "Partnership"), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's

300 South Pine Island Road, Suite 300 • Plantation, Florida 33324 • Broward: 954.845.1175 • Miami-Dade 305.944.0172 • Palm Beach: 561.392.2595 • Fax: 954.845.1185
401 Camino Gardens Blvd. • Boca Raton, FL 33432 • 561.368.9272 • Fax 561.392.1521 • www.gzwpcpa.com

authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Zugman Weinstein & Poole, LLC

GOLDSTEIN, ZUGMAN
WEINSTEIN & POOLE, LLC

GOLDSTEIN, ZUGMAN, WEINSTEIN & POOLE, LLC
Certified Public Accountants and Consultants